1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 25, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE

TWELFTH MEETING OF THE FIFTH SESSION OF THE BOARD OF

DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the Twelfth Meeting of the Fifth Session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 8 March 2013 by way of written notices or e-mails. The meeting was held on 22 March 2013 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by physical meeting. Eleven directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company.

The eleven directors of the Company present at the meeting unanimously agreed and passed the following resolutions:

1. Approved the “Annual Report for the Year 2012 of Yanzhou Coal Mining Company Limited” and “Summary of the Annual Report”, and to publish the results of 2012 domestically and internationally.

2. Approved the “Board Working Report for the Year 2012 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2012 annual general meeting of shareholders (“2012 Annual General Meeting”) for discussion and consideration.

3. Approved the “Audited Financial Statements for the Year 2012 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2012 Annual General Meeting for discussion and consideration.

4. Approved the “Profit Distribution Plan for the Year 2012 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2012 Annual General Meeting for discussion and consideration.

According to the China Accounting Standards, the net profit of the Company attributable to the parent company for the year 2012 was RMB 5.516 billion, after appropriation of RMB 403 million as statutory reserve and together with the undistributed profit at the beginning of the year 2012 of RMB 26.054 billion, the distributable profit of the Company to the shareholders for the year 2012 was RMB31.167 billion. After deducting RMB 2.8035 billion being the cash dividend approved at the 2011 annual general meeting of shareholders which has since been paid, the actual distributable profit at the end of the year 2012 was RMB 28.364 billion.

In accordance with the dividends policy consistently applied by the Company, i.e. distributing approximately 35% of the net income of the Company after deduction to the statutory reserves as final dividend, it was proposed to declare aggregate cash dividends for the year 2012 of RMB1.7706 billion (tax inclusive) to the shareholders, which is RMB 0.36 per share (tax inclusive).

After taking into account the proposed cash dividends for the year 2012, the remaining undistributed profit at the end of 2012 was RMB 26.593 billion. The Company would not increase its share capital through capitalization of its capital reserve for 2012.

This was agreed by the independent directors of the Company.

5. Approved the “Proposal in relation to the remuneration of the directors and supervisors for 2013 of Yanzhou Coal Mining Company Limited”, and to submit the same to the 2012 Annual General Meeting for discussion and consideration.

The Company paid an aggregate amount of RMB 2.2701 million (tax inclusive) to the non-independent directors of the Company in 2012, which is an average of RMB 0.5675 million (tax inclusive) for each person in the year, and provided an aggregate amount of RMB 0.4540 million as their retirement pension. The independent directors of the Company received remuneration from the Company in an aggregate amount of RMB 0.5203 million (tax inclusive), i.e. an average of RMB 0.1301 million (tax inclusive) for each person in the year. The Company has paid an aggregate amount of RMB 1.0225 million (tax inclusive) to the supervisors of the Company in 2012, which is an average of RMB 0.5113 million (tax inclusive), and provided an aggregate amount of RMB 0.2045 million for their retirement pension.

It was proposed that, upon achieving the Company’s operation goal for 2013, the remuneration of non-independent directors, independent directors and supervisors for the year 2013 be generally at the same level as that of 2012.

This was agreed by the independent directors of the Company.

6. Approved the “Remuneration of the senior management for 2013 of Yanzhou Coal Mining Company Limited”.

The number of senior management (excluding directors) was six. They had received remuneration from the Company in an aggregate amount of RMB3.5994 million (tax inclusive), which is an average of RMB 0.5999 million (tax inclusive) for each person in 2012, and an aggregate amount of RMB 0.5818 million has been provided for as retirement pension.

It was approved that, upon achieving the Company’s operation goal of 2013, the remuneration of the senior management (excluding directors) for the year 2013 be generally at the same level as that of 2012.

This was agreed by the independent directors of the Company.

7. Approved the “Internal Control Evaluation Report for the Year 2012 of Yanzhou Coal Mining Company Limited”.

8. Approved the “2012 Social Responsibility Report of Yanzhou Coal Mining Company Limited”.

9. Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”, and to submit the same to the 2012 Annual General Meeting for discussion and consideration.

The Company proposed to continue to buy liability insurance of a maximum insured amount of USD15 million for the directors, supervisors and senior officers.

10. Approved the “Proposal in relation to the Amendment to the Disclosure Management System of Yanzhou Coal Mining Company Limited”

11. Approved the “Proposal in Relation to the Approval of the Amounts for the Issuance of ADRs and the Modification to Depositary Agreement”

(I) Approved the execution of Form F-6 to reapply to the U.S. Securities and Exchange Commission for the issuance of 50 million ADRs to satisfy the conversion between H shares of the Company (the “H Shares”) and ADR. Such application will not result in any changes to the Company’s share capital and will not cause any real impact on the transaction of shares.

(II) The director, Mr. Zhang Baocai, be authorized to determine the specific terms of the Depositary Agreement and Service Agreement with the depositary bank and execute the same.

12. Approved the “Proposal in relation to the re-appointment and remuneration of external auditing firms for the year 2013”, and to submit the same to the 2012 Annual General Meeting for discussion and consideration.

The Board proposed to re-appoint Shine Wing Certified Public Accountants (special general partnership) and Grant Thornton Jingdu Tianhua (including Grant Thornton and Grant Thornton Hong Kong Limited) as the domestic and overseas auditors respectively.

It was proposed that the following remuneration be paid in 2013:

1.	the auditing fees for the domestic business and the review and assessment fees for the internal control system would be RMB 7.8 million, with RMB3.9 million for each of Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua;

2.	the auditing fees for the overseas business and the review and assessment fees for the internal control system would be AUD 1.35 million; and

3.	the Board be authorized to make decisions in respect of payment of additional service fees.

13. Approved the “Proposal in relation to the continuing connected transactions of Yanzhou Coal Mining Company Limited for the year 2012”

The Board confirmed that all types of continuing connected transactions between the Company and the controlling shareholder in 2012 were implemented in accordance with the relevant agreements and the actual transaction amounts of which had not exceeded the proposed annual caps approved by the independent shareholders or the Board.

As this resolution involved connected transactions, four related directors of the Company abstained from voting while the remaining seven directors unanimously approved the resolution.

The independent directors of the Company gave independent opinions on the execution of the 2012 continuing connected transactions of the Company.

14. Approved the “Proposal in relation to the continuing connected transactions between Yanzhou Coal Mining Company Limited and Yankuang Group Finance Co., Ltd”

(I)	Approved the Company to sign the “Financial Services Agreement” with Yankuang Group Finance Co., Ltd;

(II)	Approved the transaction caps stipulated in the “Financial Services Agreement”, of which:

1.	the transaction cap in respect of deposit services would be RMB 2.15 billion.

2.	the transaction cap in respect of the comprehensive credit facility services would be RMB 2.0 billion.

3.	the transaction cap in respect of the miscellaneous financial services including the note discounting services and settlement services would be RMB 28.54 million.

As this resolution involved connected transactions, four related directors abstained from voting while the remaining seven directors unanimously approved the resolution.

The independent directors gave independent opinions on this continuing connected transaction.

For details, please see the “Announcement of Continuing Connected Transaction: Entering into the Financial Services Agreement with Yankuang Group Finance Co., Ltd” dated 22 March 2013. Such announcement was published on the website of the Hong Kong Stock Exchange and the Company’s.

15. Approved the “Proposal in Relation to the Writing-off Bad Debts Provisions”.

Approved the writing-off bad debts on accounts receivable in the amount of RMB17,486,847.19 by the Company and accordingly reduced the bad debts provisions.

16. Approved the “Proposal to Authorize the Company to Carry out Domestic and Overseas Financing Activities”, and submit the same to the 2012 Annual General Meeting for discussion and consideration.

(I)	Approved the Company or its subsidiaries to carry out domestic or overseas financing activities of an aggregate amount not exceeding RMB 30 billion. The Board was authorized to determine the financing method(s) depending on market conditions, which are restricted to the following financing methods only: offshore or onshore bank financing, short-term bonds, perpetual bonds, private placement bonds, operating leases, financing leases and medium-term notes, and submit the same to the 2012 Annual General Meeting for discussion and consideration;

(II)	It was proposed that the general meeting of the Company authorize the Board (which may in turn authorize the management) to, in accordance with the best interest of the Company and the relevant laws and regulations and the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the abovementioned domestic and overseas financing activities, which include but are not limited to the following matters:

1.	to determine and adjust the plan in relation to such financing activities, including but not limited to the determination of the suitable entity to carry out the financing activities, timing, whether such financing activities are to be carried out in multiple tranches and involving various types of financial instruments, the precise amount and method, the counterparties of the financing, term, pricing method, interest rate, currency, use of proceeds, guarantees, bonds issue, registration, listing arrangement, method of transfer and all other matters relevant to such financing activities, in accordance with the laws, rules, and the relevant regulations of regulatory authorities after having taken into account of the circumstances of the Company and market conditions;

2.	to determine the engagement of intermediaries and to sign, implement, revise and complete all agreements and documents in respect of the financing activities and to make relevant disclosures in accordance with laws, rules and other regulatory documentations;

3.	to file, report, register and apply for approval of any documents in respect of the financing activities pursuant to the relevant requirements of government bodies, domestic and overseas regulatory authorities, and to deal with other relevant matters; and

4.	that the aforementioned authorization shall be valid for 12 months after it is approved by the Shareholders at a general meeting. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any material contracts, agreements or decisions regarding the financial activities that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

17. Approved the “Proposal for the Provision of Financial Guarantees to the Company’s Wholly-owned Subsidiaries”, and submit the same to the 2012 Annual General Meeting for discussion and consideration.

(I)	Approved the provision of financial guarantee(s) of an aggregate amount not exceeding USD 2 billion by the Company to its wholly-owned subsidiaries;

(II)	It was proposed that the general meeting of the Company authorize the Board (which may in turn authorize the management) to, in accordance with the best interest of the Company and the relevant laws and regulations, deal with all matters in respect of the abovementioned guarantees, which include but are not limited to the following matters:

1.	to determine the exact terms and conditions of the guarantee agreements, which include but are not limited to the amount, term, scope and method of guarantee; and execute the guarantee agreement(s) and other relevant legal documents; and

2.	to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters.

The Company will issue separate announcement(s) regarding the provision of guarantees in due course.

18. Approved the “Proposal regarding the general mandate authorizing the Board to issue additional H shares”, and to submit the same to the 2012 Annual General Meeting for discussion and consideration.

It was proposed that the Board be authorized to make timely decision according to market situation as to whether it would issue additional H Shares not exceeding 20% of the total amount of existing issued H Shares.

19. Approved the “Proposal in relation to the general mandate to be granted to the Board to repurchase H Shares”, and to submit the same to the 2012 Annual General Meeting, the 2013 first A shareholders’ class meeting and the 2013 first H shareholders’ class meeting for discussion and consideration.

It was proposed that the Board be authorized to make timely decision according to market situation as to whether it would repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing the relevant resolution.

The director, Mr. Wu Yuxiang, be authorized to act on behalf of the Board to make timely decision about the specific matters of the repurchase of H Shares after the Board has been granted the general mandate to repurchase up to 10% of the total issued H Shares, and carry out the relevant approval and disclosure procedures, including but not limited to, determinate the timing, quantity and price of the repurchase and opening overseas share account and carry out related change of foreign exchange registration procedures, dispatch explanation documents to shareholders regarding the repurchase of H Shares, inform creditors and make public announcement, file with the China Securities Regulatory Commission, cancel the shares repurchased, revise the Articles of Association of the Company, and carry out related change of registration procedures and execute and handle other documents and matters related to the repurchase.

20. Approved to convene the 2012 Annual General Meeting of Yanzhou Coal Mining Company Limited.

21. Approved to convene the 2013 first A shareholders’ class meeting and the 2013 first H shareholders’ class meeting of Yanzhou Coal Mining Company Limited.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 March 2013

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC